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                            July 16, 2021

       John Driscoll
       Chief Financial Officer
       New You, Inc.
       6351 Yarrow Drive
       Suite E
       Carlsbad, CA 92011

                                                        Re: New You, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2020
                                                            Filed April 8, 2021
                                                            Amendment No.1 to
Form 10-Q for the Fiscal Quarter Ended March 31, 2021
                                                            Filed May 25, 2021
                                                            File No. 000-52668

       Dear Mr. Driscoll:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2020

       Item 9A. Controls and Procedures
       Material Weakness in Internal Control over Financial Reporting, page 17

   1. Please amend the filing to provide all of the disclosures required by Item 308(a) of
                                                        Regulation S-K
regarding management   s assessment of internal control over financial
                                                        reporting and address
the following:

                                                              Include a
statement that management is responsible for establishing and maintaining adequate internal
control over financial reporting. Refer to Item 308(a)(1).
                                                              Identify the
framework used by management to evaluate internal control over financial
reporting, whether the criteria set forth by COSO or another framework.
 John Driscoll
New You, Inc.
July 16, 2021
Page 2
              Refer to Item 308(a)(2).
                Include a definitive statement on whether your internal control over financial reporting is effective or not effective at the end of your fiscal year. Please be advised that because you have material weaknesses, you are not permitted to conclude that your internal control over financial reporting is effective. Refer to Item 308(a)(3).
Amendment No.1 to Form 10-Q for the Fiscal Quarter Ended March 31, 2021

Note 12. Subsequent Events, page 16

2. We note that on May 3, 2021 you entered into an Exchange Agreement with ST Brands,
         Inc. to acquire all of its issued and outstanding common stock. Please tell us how you accounted for and valued this transaction and clarify whether you will file the historical financial statements of the business acquired, along with a pro forma presentation illustrating the effects of the transaction, to comply with Rule 8-04 and Rule 8-05 of
         Regulation S-X, and Item 9.01 of Form 8-K. Please submit the analyses and the tests of significance that you performed in your application of this guidance. In closing, we remind you that the company and its management are responsible for the
accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact David Burton at (202) 551-3626 or Kevin Kuhar, Accounting Branch
Chief, at (202) 551-3662 with any questions.



FirstName LastNameJohn Driscoll                                  Sincerely,
Comapany NameNew You, Inc.
                                                                 Division of
Corporation Finance
July 16, 2021 Page 2                                             Office of Life
Sciences
FirstName LastName